# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U403
Title of class of securities: Common Shares (the "Shares"); the CUSIP relates to American depository shares
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001900923

## Reporting persons
- Readystate Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,946,408,500,000; sole dispositive power 0; shared dispositive power 4,946,408,500,000; aggregate amount beneficially owned 4,946,408,500,000 (9% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 54,876,251,778,811 Shares outstanding comprised of (i) 54,730,851,778,811 Shares outstanding as of February 18, 2026 (according to the Issuer's Form 6-K as filed with the Securities and Exchange Commission on February 19, 2026), and (ii) 145,400,000,000 Shares issuable upon conversion of certain warrants that the Issuer is contractually obligated to issue to certain of the reporting persons. Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on February 27, 2026.
  
  CUSIP number 05501U403 reported on the cover page above and in Item 2(e) below applies to the unrestricted class of the Issuer's American Depository Shares ("ADSs"), which formerly traded over-the-counter. The reporting persons also own the Issuer's restricted ADSs, CUSIP number 05501U502. There are other classes of the Issuer's ADSs with different CUSIP numbers. The various CUSIPs may represent different numbers of common shares of the Issuer. The reporting persons also own warrants exchangeable for Issuer's common shares. The shared voting power and shared dispositive numbers reported herein represent the aggregate common share equivalent holdings of the various ADSs and the warrants beneficially owned by the reporting persons. All references to "Shares" herein mean common shares of the Issuer.
- Readystate Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,385,820,500,000; sole dispositive power 0; shared dispositive power 4,385,820,500,000; aggregate amount beneficially owned 4,385,820,500,000 (8% of the class)
- Readystate Strategic Opportunities Master Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 560,588,000,000; sole dispositive power 0; shared dispositive power 560,588,000,000; aggregate amount beneficially owned 560,588,000,000 (1% of the class)
- Ryan Garino: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,946,408,500,000; sole dispositive power 0; shared dispositive power 4,946,408,500,000; aggregate amount beneficially owned 4,946,408,500,000 (9% of the class)
- David Grossman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,946,408,500,000; sole dispositive power 0; shared dispositive power 4,946,408,500,000; aggregate amount beneficially owned 4,946,408,500,000 (9% of the class)

## Item 1. Issuer
Name of issuer: AZUL SA
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, BRAZIL 06460-040.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Readystate Asset Management, LP ("RSAM"), Readystate Master Fund, Ltd. ("RSMF"), Readystate Strategic Opportunities Master Fund Ltd. ("RSSO"), Mr. David Grossman and Mr. Ryan Garino (collectively with RSAM, RSMF, RSSO and Mr. Grossman, the "Reporting Persons") with respect to the Shares of the above-named Issuer. Such owned Shares may include other instruments exercisable for or convertible into Shares as well as ADSs representing Shares.

RSAM is the investment manager of RSMF and RSSO and holds voting and investment power over RSMF and RSSO's investments. Mr. Grossman and Mr. Garino are Managing Partners of RSAM, and may be deemed to indirectly beneficially own the securities reported. Each of Mr. Grossman and Mr. Garino disclaim beneficial ownership of the securities beneficially owned by RSAM, RSMF and RSSO, except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence: 360 N Green Street, Suite 1400, Chicago, IL 60607.
Citizenship: Readystate Asset Management, LP is organized as a limited partnership under the laws of the State of Delaware. Each of Readystate Master Fund, Ltd. and Readystate Strategic Opportunities Master Fund Ltd. is organized as an exempted company under the laws of the Cayman Islands. Mr. Grossman and Mr. Garino are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Readystate Asset Management, LP may be deemed to beneficially own 4,946,408,500,000 Shares.
2. Readystate Master Fund, Ltd. may be deemed to beneficially own 4,385,820,500,000 Shares.
3. Readystate Strategic Opportunities Master Fund Ltd. may be deemed to beneficially own 560,588,000,000 Shares.
4. Mr. Grossman may be deemed to beneficially own 4,946,408,500,000 Shares.
5. Mr. Garino may be deemed to beneficially own 4,946,408,500,000 Shares.
Percent of class:
1. The number of Shares that Readystate Asset Management, LP may be deemed to beneficially own constitutes 9.0% of the Shares outstanding.
2. The number of Shares that Readystate Master Fund, Ltd. may be deemed to beneficially own constitutes 8.0% of the Shares outstanding.
3. The number of Shares that Readystate Strategic Opportunities Master Fund Ltd. may be deemed to beneficially own constitutes 1.0% of the Shares outstanding.
4. The number of Shares that Mr. Grossman may be deemed to beneficially own constitutes 9.0% of the Shares outstanding.
5. The number of Shares that Mr. Garino may be deemed to beneficially own constitutes 9.0% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Readystate Asset Management, LP: 0
2. Readystate Master Fund, Ltd.: 0
3. Readystate Strategic Opportunities Master Fund Ltd.: 0
4. Mr. Grossman: 0
5. Mr. Garino: 0
Shared power to vote or to direct the vote:
1. Readystate Asset Management, LP: 4,946,408,500,000
2. Readystate Master Fund, Ltd.: 4,385,820,500,000
3. Readystate Strategic Opportunities Master Fund Ltd.: 560,588,000,000
4. Mr. Grossman: 4,946,408,500,000
5. Mr. Garino: 4,946,408,500,000
Sole power to dispose or to direct the disposition:
1. Readystate Asset Management, LP: 0
2. Readystate Master Fund, Ltd.: 0
3. Readystate Strategic Opportunities Master Fund Ltd.: 0
4. Mr. Grossman: 0
5. Mr. Garino: 0
Shared power to dispose or to direct the disposition:
1. Readystate Asset Management, LP: 4,946,408,500,000
2. Readystate Master Fund, Ltd.: 4,385,820,500,000
3. Readystate Strategic Opportunities Master Fund Ltd.: 560,588,000,000
4. Mr. Grossman: 4,946,408,500,000
5. Mr. Garino: 4,946,408,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Readystate Asset Management, LP: /s/ Shellane Mulcahy, Shellane Mulcahy, Authorized Signatory (02/27/2026)
- Readystate Master Fund, Ltd.: /s/ Shellane Mulcahy, By: Readystate Asset Management, LP, Investment Manager, By: Shellane Mulcahy, Authorized Signatory (02/27/2026)
- Readystate Strategic Opportunities Master Fund Ltd.: /s/ Shellane Mulcahy, By: Readystate Asset Management, LP, Investment Manager, By: Shellane Mulcahy, Authorized Signatory (02/27/2026)
- Ryan Garino: /s/ Ryan Garino, Ryan Garino (02/27/2026)
- David Grossman: /s/ David Grossman, David Grossman (02/27/2026)